Filed Pursuant to Rule 424(b)(2)

Registration No. 333-126811

The information in this pricing supplement is not complete and may change

Subject to Completion

Preliminary Pricing Supplement dated December 19, 2005

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. H-005

Principal Protected Floating Rate Notes due                     , 2011

With Coupons Linked to the Consumer Price Index and

Payment at Maturity Linked to a Diversified Commodities Basket

Issuer:	Barclays Bank PLC

Issue Date:	, 2005

Maturity Date:	, 2011

Coupon:	The interest rate on each interest payment date will equal the annual percentage change in the Consumer Price Index as of the month four months prior to the month of the relevant interest payment date (the “reference month”) calculated as follows:

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month.

For example, the interest rate for the interest payment date in December, 2006 will reflect the percentage change in the CPI from August 2005 to August 2006. The interest amount will be calculated on a 30/360 unadjusted basis and if the interest rate on any interest payment date is zero or negative, then no interest will be paid on the Notes for that interest payment date.

Consumer Price Index (CPI):	The Consumer Price Index is the “Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Customers (CPI-U)” published by the Bureau of Labor Statistics of the U.S. Department of Labor, as displayed on Bloomberg as the “CPURNSA Index”.

Interest Payment Dates:	Interest on the Notes will be payable monthly in arrears, commencing on , 2006 and ending on , 2011.

Basket:	A diversified commodity basket consisting of five commodities (each a “Basket Commodity” and, together, the “Basket Commodities”). The Basket Commodities will have the following weightings: aluminum (30%), copper (30%), zinc (20%), WTI crude oil (10%) and natural gas (10%).

Payment at Maturity:	At maturity, you will receive the full principal amount of your Notes, plus the basket return, which may be zero.

Basket Return:	The basket return equals the basket performance times the participation rate times the principal amount of your Notes. If the basket performance is zero or negative, the basket return will equal zero.

Participation Rate:	100%

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the Basket Commodities between , 2005 (the “initial valuation date”) and , 2011 (the “final valuation date”), inclusive. The basket performance will be calculated as follows:

where,

C(i)Final = Reference Price of each Basket Commodity on the final valuation date

C(i)Initial = Reference Price of each Basket Commodity on the initial valuation date

W(i) = Weighting of each Basket Commodity

The Reference Prices for each valuation date will be determined by reference to certain prices calculated or reported by the London Metal Exchange (the “LME”) with respect to aluminum, copper and zinc and the New York Mercantile Exchange (the “NYMEX”) with respect to WTI crude oil and natural gas. For the definition of Reference Price, see page PS-28.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “ Risk Factors” beginning on page PS-10 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC

Per Note	%	%	%

Total	$	$	$

Barclays Capital

Pricing Supplement dated                     , 2005

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-9
THE CONSUMER PRICE INDEX	PS-14
THE BASKET	PS-18
VALUATION OF THE NOTES	PS-24
SPECIFIC TERMS OF THE NOTES	PS-24
USE OF PROCEEDS AND HEDGING	PS-31
CAPITALIZATION OF BARCLAYS BANK PLC	PS-32
SUPPLEMENTAL TAX CONSIDERATIONS	PS-33
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-35

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY OF SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus. This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform?

What Are the Notes and How Do They Work?

•	Underlying Rate – The Notes are medium-term notes issued by Barclays Bank PLC. The interest payable on the Notes is linked to changes in the Consumer Price Index (the “CPI”). The CPI is the “Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Customers (CPI-U)” published by the Bureau of Labor Statistics of the U.S. Department of Labor, as displayed on the Bloomberg Screen as “CPURNSA Index”. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists, services and drugs.

•	Coupon – The interest rate on each interest payment date will be the annual percentage change in the CPI as of the month four months prior to the month of the relevant interest payment date (the “reference month”) calculated as follows:

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month.

For example, the interest rate for the interest payment date in December, 2006 will reflect the percentage change in the CPI from August 2005 to August 2006.

If the interest rate on any interest payment date is zero or negative, then no interest will be paid on the Notes for that interest payment date. For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. The day count fraction will be equal to 30 days in an interest period divided by 360. No interest calculation adjustments will be made in the event an interest payment date is not a business day.

•	Payment at Maturity – Your payment at maturity is partially linked to any appreciation of the value of a diversified basket of five commodities (each a “Basket Commodity and, together, the “Basket Commodities”) between the initial valuation date and the final valuation date.

At maturity, you will receive the full principal amount of your Notes, plus the basket return, which may be zero. The basket return equals the basket performance times the participation rate (100%) times the principal amount of your Notes. If the basket performance is zero or negative, the basket return will equal zero.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Commodities between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity on the initial valuation date

W(i) = Weighting of each Basket Commodity

•	Principal Protection – You will receive the full principal amount of your Notes if you hold them to maturity, regardless of the performance of the basket or the level of the CPI. There will be no principal protection if you do not hold the Notes to maturity.

What Are Some of the Risks of the Notes?

•	CPI Risk – Because the variable rate paid on the Notes is linked to the CPI, you are assuming the risk that the level of the CPI decreases or does not change relative to market interest rates. You are also assuming the risk that the Bureau of Labor Statistics changes the way in which the CPI is calculated, which may result in lower or no interest payments. The interest rate paid on the Notes and the value of the Notes, both of which are at least partially a function of the level of the CPI, may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating.

•	Commodity Risk – The extent to which the return on the Notes is positive is partially linked to the performance of the basket, which will depend on the performance of the Basket Commodities. Commodity prices may change unpredictably, affecting the value of the Basket Commodities and, therefore, the value of your Notes in unforeseeable ways. Different factors may cause the value of different Basket Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

•	Limited Portfolio Diversification – The five Basket Commodities are concentrated in two sectors (industrial metals and energy) and may therefore carry risks similar to a concentrated securities investment in a limited number of sectors.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold them to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. However, they are not required to do so and if they do, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You believe the CPI will materially increase during the term of the Notes relative to market interest rates.

•	You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on, and indices tracking, physical commodities in particular.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You seek an investment with a return linked to the performance of the Basket Commodities.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You believe that there will be no material increase in the CPI during the term of the Notes relative to market interest rates.

•	You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on, and indices tracking, physical commodities in particular.

•	You believe the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You prefer not to increase your exposure to the commodities sector.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

In the opinion of our counsel, Sullivan & Cromwell LLP, the Notes will be treated as a single debt instrument subject to special rules governing contingent debt instruments for United States federal income tax purposes. Additionally, pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to these special rules. As a result, if you are a U.S. holder, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules could require you to include amounts in taxable income in excess of the amount actually received. Such excess amounts will be available to offset subsequent income inclusions or as an ordinary loss upon maturity of your Note. See “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations – Adjustments to Interest Accruals on the Notes.”

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

How Do the Notes Perform?

Set forth below is an explanation of the steps necessary to calculate the return on the Notes for each interest payment date and the payment at maturity on the Notes.

Step 1: Calculate the interest rate for each interest payment date.

The interest rate on each interest payment date will be the annual percentage change in the CPI as of the month four months prior to the month of the relevant interest payment date (the “reference month”) calculated as follows:

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month.

For example, the interest rate for the interest payment date in December 2006 will reflect the percentage change in the CPI from August 2005 to August 2006. If the interest rate on any interest payment date is zero or negative, then no interest will be paid on the Notes for that interest payment date.

Step 2: Calculate the interest payment amount for each interest payment date.

For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. The day count fraction will be equal to 30 days in an interest period divided by 360. No adjustments will be made in the event an interest payment date is not a business day.

Step 3: Calculate the payment at maturity.

Step 3A: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Commodities between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity on the initial valuation date

W(i) = Weighting of each Basket Commodity

Step 3B: Calculate the basket return.

Basket Return = Basket Performance x Participation Rate x Principal Amount

If the basket performance is zero or negative, however, the basket return will equal zero.

Step 3C: Calculate the payment at maturity.

At maturity, you will receive the full principal amount of your Notes, plus the basket return, which may be zero. The basket return equals the basket performance times the participation rate (100%) times the principal amount of your Notes. If the basket performance is zero or negative, the basket return will equal zero.

You will not receive less than the full principal amount of them if you hold the Notes to maturity.

Step 4: Calculate the cumulative payments and the cumulative return on your Notes.

The cumulative payment on your Notes is equal to the principal amount of your notes plus the total interest payments on the Notes, if any, and the basket return, if any.

Cumulative Payment = Principal Amount + Total Interest Payments + Basket Return

The cumulative return on your Notes is equal to the sum of the total interest payments, if any, and the basket return, if any, expressed as a percentage of the principal amount of the Notes.

Cumulative Return = (Total Interest Payments + Basket Return) / Principal Amount

Hypothetical Scenarios

Assumptions:

Initial Investment:	$1,000
Term:	5.5 years
Participation Rate:	100%

Steps 1 and 2: Calculate the annual interest rate and the interest payment amount for each interest payment date.

Coupon Payment Date	CPI Observation Start Month	CPI Observation End Month	CPI(I)*	CPI(F)*	Annual Interest Rate	Monthly Interest Payment
15-Feb-2006	October-04	October-05	190.9	199.2	4.35%	$3.62
15-Mar-2006	November-04	November-05	191.0	200.2	4.82%	$4.01
15-Apr-2006	December-04	December-05	190.3	201.9	6.10%	$5.08
15-May-2006	January-05	January-06	190.7	200.1	4.93%	$4.11
15-Jun-2006	February-05	February-06	191.8	200.7	4.64%	$3.87
15-Jul-2006	March-05	March-06	193.3	202.0	4.50%	$3.75
15-Aug-2006	April-05	April-06	194.6	204.7	5.19%	$4.33
15-Sep-2006	May-05	May-06	194.4	203.5	4.68%	$3.90
15-Oct-2006	June-05	June-06	194.5	204.1	4.94%	$4.11
15-Nov-2006	July-05	July-06	195.4	205.1	4.96%	$4.14
15-Dec-2006	August-05	August-06	196.4	207.7	5.75%	$4.79
15-Jan-2007	September-05	September-06	198.8	209.3	5.28%	$4.40
15-Feb-2007	October-05	October-06	199.2	211.9	6.38%	$5.31
15-Mar-2007	November-05	November-06	200.2	211.5	5.64%	$4.70
15-Apr-2007	December-05	December-06	201.9	212.4	5.20%	$4.33
15-May-2007	January-06	January-07	200.1	213.3	6.60%	$5.50
15-Jun-2007	February-06	February-07	200.7	213.6	6.43%	$5.36
15-Jul-2007	March-06	March-07	202.0	213.4	5.64%	$4.70
15-Aug-2007	April-06	April-07	204.7	215.5	5.28%	$4.40
15-Sep-2007	May-06	May-07	203.5	212.9	4.62%	$3.85
15-Oct-2007	June-06	June-07	204.1	212.9	4.31%	$3.59
15-Nov-2007	July-06	July-07	205.1	211.9	3.32%	$2.76
15-Dec-2007	August-06	August-07	207.7	210.9	1.54%	$1.28
15-Jan-2008	September-06	September-07	209.3	209.9	0.29%	$0.24
15-Feb-2008	October-06	October-07	211.9	210.0	-0.90%	$0.00
15-Mar-2008	November-06	November-07	211.5	210.6	-0.43%	$0.00
15-Apr-2008	December-06	December-07	212.4	210.7	-0.80%	$0.00
15-May-2008	January-07	January-08	213.3	211.2	-0.98%	$0.00
15-Jun-2008	February-07	February-08	213.6	211.8	-0.84%	$0.00
15-Jul-2008	March-07	March-08	213.4	212.8	-0.28%	$0.00
15-Aug-2008	April-07	April-08	215.5	213.2	-1.07%	$0.00
15-Sep-2008	May-07	May-08	212.9	213.6	0.33%	$0.27
15-Oct-2008	June-07	June-08	212.9	215.1	1.03%	$0.86
15-Nov-2008	July-07	July-08	211.9	215.9	1.89%	$1.57
15-Dec-2008	August-07	August-08	210.9	218.3	3.51%	$2.92
15-Jan-2009	September-07	September-08	209.9	221.0	5.29%	$4.41
15-Feb-2009	October-07	October-08	210.0	222.2	5.81%	$4.84
15-Mar-2009	November-07	November-08	210.6	224.1	6.41%	$5.34
15-Apr-2009	December-07	December-08	210.7	224.6	6.60%	$5.50
15-May-2009	January-08	January-09	211.2	226.7	7.34%	$6.12
15-Jun-2009	February-08	February-09	211.8	228.2	7.74%	$6.45
15-Jul-2009	March-08	March-09	212.8	227.7	7.00%	$5.83
15-Aug-2009	April-08	April-09	213.2	226.5	6.24%	$5.20
15-Sep-2009	May-08	May-09	213.6	228.9	7.16%	$5.97
15-Oct-2009	June-08	June-09	215.1	231.0	7.39%	$6.16
15-Nov-2009	July-08	July-09	215.9	234.5	8.62%	$7.18
15-Dec-2009	August-08	August-09	218.3	232.4	6.46%	$5.38
15-Jan-2010	September-08	September-09	221.0	233.6	5.70%	$4.75

*	Italicized figures in each column represent future hypothetical CPI levels and should not be taken as an indication of future levels of the CPI. No assurance can be given as to the level of the CPI for any reference month.

Coupon Payment Date	CPI Observation Start Month	CPI Observation End Month	CPI(I)*	CPI(F)*	Annual Interest Rate	Monthly Interest Payment
15-Feb-2010	October-08	October-09	222.2	231.7	4.28%	$3.56
15-Mar-2010	November-08	November-09	224.1	236.7	5.62%	$4.69
15-Apr-2010	December-08	December-09	224.6	236.8	5.43%	$4.53
15-May-2010	January-09	January-10	226.7	240.6	6.13%	$5.11
15-Jun-2010	February-09	February-10	228.2	242.0	6.05%	$5.04
15-Jul-2010	March-09	March-10	227.7	244.3	7.29%	$6.08
15-Aug-2010	April-09	April-10	226.5	245.7	8.47%	$7.06
15-Sep-2010	May-09	May-10	228.9	244.5	6.84%	$5.70
15-Oct-2010	June-09	June-10	231.0	241.7	4.64%	$3.87
15-Nov-2010	July-09	July-10	234.5	240.5	2.54%	$2.12
15-Dec-2010	August-09	August-10	232.4	242.1	4.16%	$3.47
15-Jan-2011	September-09	September-10	233.6	241.0	3.18%	$2.65
15-Feb-2011	October-09	October-10	231.7	241.6	4.26%	$3.55
15-Mar-2011	November-09	November-10	236.7	242.3	2.38%	$1.98
15-Apr-2011	December-09	December-10	236.8	244.2	3.11%	$2.59
15-May-2011	January-10	January-11	240.6	244.6	1.66%	$1.38
15-Jun-2011	February-10	February-11	242.0	246.3	1.78%	$1.49
15-Jul-2011	March-10	March-11	244.3	246.8	1.01%	$0.84
Total Interest Payments						$240.60

Scenario 1 – The Basket Return is Positive.

Step 3: Calculate the payment at maturity.

Step 3A: Calculate the basket performance.

Commodity	C(i)Initial	C(i)Final	Commodity Performance	Weight	Basket Performance
Aluminum	$2,289.00	$3,021.00	32.00%	30.00%	9.60%
Copper	$4,610.00	$5,172.00	12.20%	30.00%	3.66%
Zinc	$1,843.00	$2,304.00	25.00%	20.00%	5.00%
WTI Crude Oil	$61.30	$96.24	57.00%	10.00%	5.70%
Natural Gas	$14.84	$21.22	43.00%	10.00%	4.30%
Basket Performance					28.26%

Step 3B: Calculate the basket return.

Basket Return = Basket Performance x Participation Rate x $1,000

Basket Return = 28.26% x 100% x $1,000 = $282.60

Step 3C: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $282.60 = $1,282.60

Step 4: Calculate the cumulative payments and cumulative return on your Notes.

Cumulative Payments = Total Interest Payments + Basket Return + $1,000

Cumulative Payments = $240.60 + $282.60 + $1,000 = $1,523.20

Cumulative Return = (Total Interest Payments + Basket Return) / $1,000

Cumulative Return = ($240.60 + $282.60) / $1,000

Cumulative Return = 52.32%

Scenario 2 – The Basket Return is Negative.

Step 3: Calculate the payment at maturity.

Step 3A: Calculate the basket performance.

Commodity	C(i)Initial	C(i)Final	Basket Commodity Performance	Weight	Basket Performance
Aluminum	$2,289.00	$1,705.00	-25.50%	30.00%	-7.65%
Copper	$4,610.00	$4,200.00	-8.90%	30.00%	-2.67%
Zinc	$1,843.00	$1,664.00	-9.70%	20.00%	-1.94%
WTI Crude Oil	$61.30	$68.96	12.50%	15.00%	1.25%
Natural Gas	$14.84	$15.38	3.65%	10.00%	0.37%
Basket Performance					-10.65%

Step 3B: Calculate the basket return.

Since the basket performance is negative, the basket return equals zero.

Step 3C: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $0 = $1,000

Step 4: Calculate the cumulative payments and the cumulative return on your Notes.

Cumulative Payments = Total Interest Payments + Basket Return + $1,000

Cumulative Payments = $240.60 + 0 + $1,000 = $1,240.60

Cumulative Return = (Total Interest Payments + Basket Return) / $1,000

Cumulative Return = ($240.60 + 0) / $1,000

Cumulative Return = 24.06%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the CPI and the Basket Commodities. Investing in the Notes is not equivalent to investing directly in the CPI or the Basket Commodities themselves, or the related futures (and forward) contracts. See “The Consumer Price Index” and “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the full principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

The Interest Rate on the Notes Could Be Zero

The terms of the Notes differ from those of ordinary debt securities in that interest on the Notes is linked to changes in the level of the CPI. Based on the formula for determining the variable rate linked to the CPI, you will receive an interest payment on each interest payment date equal to the annual percentage change in the CPI as of the month four months prior to the month of the relevant interest payment date. We have no control over fluctuations in the value of the CPI.

The Interest Rate on the Notes May Be Below the Rate Otherwise Payable on Similar Variable Rate Securities Issued By Barclays Bank PLC

The variable interest rate applicable to any interest payment date is based on the change in level of the CPI for the applicable reference month compared to the CPI for the month one year prior to the applicable reference month. The interest rate paid on the Notes and the value of the Notes, both of which are at least partially a function of the level of the CPI, may be less than the rate on debt securities with the same maturity issued by Barclays Bank PLC (or an issuer with a comparable security rating). We have no control over fluctuations in the value of the CPI.

The CPI May Be Discontinued; The Manner in which the CPI is Calculated May Change in the Future

There can be no assurances that the CPI will not be discontinued or that the Bureau of Labor Statistics of the U.S. Labor Department will not change the method by which it calculates the CPI. Changes in which the CPI is calculated could reduce the level of the CPI and, as a consequence, lower the applicable interest rate on the Notes. As a consequence, the applicable interest rate on the Notes, and the value of the Notes, may be reduced if the method of calculating the CPI is modified. In addition, if the CPI is discontinued or substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described in “Specific Terms of the Notes – Discontinuance of the CPI or Alteration of the Method of Calculation”. Such substitution may adversely affect the value of the Notes. We have no control over the way the CPI is calculated.

Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI

The historical levels of the CPI are not an indication of the future levels of the CPI over the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur again in the future. Past fluctuations and trends in the CPI are not necessarily indicative of fluctuations or trends that may occur in the future.

You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Commodity If Such Appreciation Is Not Reflected in the Basket Return on the Final Valuation Date

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the basket performance or any Reference Price as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the Reference Prices for the Basket Commodities (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date (on which the calculation agent will determine your payment at maturity). Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the value of the Basket Commodities and the CPI will affect the market value of the Notes more than any other factors. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility of the Basket Commodities;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the value of the Basket Commodities; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in any of the Basket Commodities and Related Futures Markets May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a higher (if an upward limit) or lower (if a downward limit) price for a specific period. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures (and forward) contracts and, therefore, the value of your Notes.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

Because the Notes are linked to physical commodities concentrated in only two sectors, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

For additional information about factors that may affect the market value of the Basket Commodities, see “The Basket – The Basket Commodities” in this pricing supplement.

Specific Risks You Should Consider Relating to Trading of Commodities on the LME

The market prices of aluminum, copper and zinc will be determined by reference to the settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than U.S. futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of aluminum, copper and zinc and the payment at maturity could be adversely affected.

Higher Future Prices of the Basket Commodities Relative to Their Current Prices May Decrease the Amount Payable at Maturity

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts on the Basket Commodities approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. Putting aside other considerations, the market for these contracts is generally in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months and the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. This means that the value of the basket could increase, and therefore, your payment at maturity could increase. Backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the basket have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the basket and, accordingly, decrease the payment you receive at maturity.

Commodity Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforeseeable Ways

Trading in futures (and forward) contracts in the Basket Commodities is speculative and can be extremely volatile. Market prices of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Historical Prices of the Basket Commodities Should Not Be Taken as an Indication of the Future Performance of the Basket Commodities During the Term of the Notes

The actual performance of the Basket Commodities over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical prices of the Basket Commodities. As a result, it is impossible to predict whether basket performance will be positive or negative.

Changes in the Volatility of the Reference Prices Are Likely to Affect the Market Value of Your Notes

The volatility of the Reference Prices refers to the size and frequency of the changes in the value of the Basket Commodities. In most scenarios, if volatility increases, we expect the market value of your Notes to increase as well and, conversely, if volatility decreases, we expect the market value of your Notes to decrease as well.

Changes in Interest Rates are Likely to Affect the Market Value of Your Notes

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Note will increase.

There May Not Be an Active Trading Market in the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in Inflation or Commodities Linked Instruments May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by trading in instruments linked to the CPI and/or purchasing Basket Commodities, futures or options on such Basket Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of such commodities. We may adjust these hedges by, among other things, purchasing or selling such commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the value of the Basket Commodities and, therefore, the value of the basket or the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in Basket Commodities, the exchange-traded futures (and forward) contracts on such commodities, and other investments relating to such commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the value of Basket Commodities and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the level of the CPI, the performance of such Basket Commodities or exchange-traded futures or forward contracts on such Basket Commodities. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to one or more instruments linked to the CPI, the Basket Commodities and the exchange-traded futures or forward contracts on such Basket Commodities, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the value of the Basket Commodities, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Basket Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the value of the Basket Commodities and, therefore, the market value of the Notes.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the Commodities Exchanges and Are Not Responsible for Their Public Disclosure of Information

We and our affiliates are not affiliated with the LME or NYMEX (together, the “Commodities Exchanges”) in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. None of the Commodities Exchanges is under any obligation to continue to maintain any futures or forward contracts. If any of the Commodities Exchanges discontinues or materially changes the terms of any futures or forward contracts on the Basket Commodities, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures or forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures or forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “Adjustments to the Basket and Reference Price” in this pricing supplement.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, make determinations regarding the performance of the CPI and the interest payable in respect of your Notes on each interest payment date and decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, if the CPI is discontinued or the manner in which the CPI is calculated is substantially altered, the calculation agent may be required to choose a substitute index. Furthermore, the calculation agent may have to determine whether a market disruption event affecting the Basket Commodities has occurred or is continuing on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the Reference Prices for the first business day after the day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Commodities

The composition of the basket and the method of calculating the Reference Prices of the Basket Commodities may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Price is not available for a Basket Commodity for any reason, then the calculation agent may take such action, including adjustments to the basket or to the method of calculating the Reference Price of that Basket Commodity, as it deems appropriate. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Prices” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

THE CONSUMER PRICE INDEX

The Consumer Price Index, or the CPI, is the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Bureau of Labor Statistics makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. This material may be accessed electronically by means of the Bureau of Labor Statistics’ home page on the Internet at http://www.bls.gov.

According to publicly available information, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs and charges for the services of doctors and dentists. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees and others not in the labor force. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100. At present, the base reference period used by the Bureau of Labor Statistics is 1982-1984. Because the CPI for the 1982-1984 reference period is 100, an increase in the price of the fixed market basket of goods and services of 16.5 percent from that period would be shown as 116.5.

The Bureau of Labor Statistics has made numerous technical and methodological changes to the CPI, and is likely to continue to do so. Examples of recent methodological changes include:

•	the use of regression models to adjust for improvements in the quality of various goods (televisions, personal computers, etc.);

•	the introduction of geometric averages to account for consumer substitution within consumer price index categories; and

•	changing the housing/shelter formula to increase rental equivalence estimation.

Similar changes in the future could affect the level of the CPI and therefore alter the interest payable on the Notes.

Historical Levels of the CPI

The following table sets forth, for the dates indicated in 2000 through 2005, the monthly historical levels of the CPI. We obtained the historical information below from Bloomberg LLP. The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month and the interest payable on the Notes.

Date	CPI
January-2000	168.8
February-2000	169.8
March-2000	171.2
April-2000	171.3
May-2000	171.5
June-2000	172.4
July-2000	172.8
August-2000	172.8
September-2000	173.7
October-2000	174.0
November-2000	174.1
December-2000	174.0
January-2001	175.1
February-2001	175.8
March-2001	176.2
April-2001	176.9
May-2001	177.7
June-2001	178.0
July-2001	177.5
August-2001	177.5
September-2001	178.3
October-2001	177.7
November-2001	177.4
December-2001	176.7
January-2002	177.1
February-2002	177.8
March-2002	178.8
April-2002	179.8
May-2002	179.8
June-2002	179.9
July-2002	180.1
August-2002	180.7
September-2002	181.0
October-2002	181.3
November-2002	181.3
December-2002	180.9
January-2003	181.7
February-2003	183.1
March-2003	184.2
April-2003	183.8
May-2003	183.5
June-2003	183.7
July-2003	183.9
August-2003	184.6
September-2003	185.2
October-2003	185.0
November-2003	184.5
December-2003	184.3
January-2004	185.2
February-2004	186.2
March-2004	187.4
April-2004	188.0
May-2004	189.1
June-2004	189.7
July-2004	189.4
August-2004	189.5
September-2004	189.9
October-2004	190.9
November-2004	191.0
December-2004	190.3

Date	CPI
January-2005	190.7
February-2005	191.8
March-2005	193.3
April-2005	194.6
May-2005	194.4
June-2005	194.5
July-2005	195.4
August-2005	196.4
September-2005	198.8
October-2005	199.2
November-2005	197.6

THE BASKET

General

The basket is comprised of five commodities (the “Basket Commodities”). The Basket Commodities are concentrated in two sectors (industrial metals and energy). Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Commodities or the basket.

The inclusion or exclusion of a commodity in the basket is not a recommendation to invest in or divest any interest in such commodity, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of the basket or any represented sector. Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the Basket Commodities such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “commodity investments” (i.e., trading of commodities, futures (and forward) contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the basket), may render investment advice to a third party with respect to one or more commodity investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such commodity investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such commodity investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

The Commodities Markets

The Reference Prices of Basket Commodities will be determined by reference to prices of futures (and forward) contracts traded on the LME and NYMEX (together, the “Commodities Exchanges”). The LME is the principal industrial metals exchange in the world on which contracts for the delivery of aluminum, copper and zinc are traded. NYMEX is one of the principal energy exchanges in the world on which contracts for delivery of WTI crude oil and natural gas are traded. The following discussion of the operation of certain aspects of the commodities markets is based on publicly available information and is provided for informational purposes only. You should make your own investigation into the Commodities Exchanges to determine whether the Notes are a suitable investment for you.

An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as “initial margin”. This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as “variation margin”, are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as “marking to market”.

Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader’s profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the “SIB”)).

The LME

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash cleared market. Both interoffice and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB. The bulk of trading on the LME is transacted through interoffice dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The NYMEX

The NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and the preeminent trading forum for energy and precious metals. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. The array of trading markets currently provided by the NYMEX includes futures and options contracts for crude oil, gasoline, heating oil, natural gas, electricity, gold, silver, copper, aluminum, and platinum; futures contracts for coal, propane, and palladium; and options contracts on the price differentials between crude oil and gasoline, crude oil and heating oil, Brent and West Texas Intermediate crude oil, and various futures contract months (calendar spreads) for light, sweet crude; Brent crude; gasoline; heating oil; and natural gas.

The Basket Commodities

The Basket Commodities are concentrated in two sectors: industrial metals (aluminum, copper and zinc); and energy (WTI crude oil and natural gas). The market value of each of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; technological developments and changes in interest rates. It is not possible to predict the aggregate effect of all or any of such factors on any of the Basket Commodities.

Specific factors that may affect the value of individual Basket Commodities are set forth below.

Aluminum

The price of aluminum is primarily affected by the global demand for and supply of aluminum.

Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the transportation, packaging and building sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications (i.e., wood and steel in buildings). Their availability and price will also affect the demand for aluminum.

The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

Copper

The price of copper is primarily affected by the global demand for and supply of copper.

Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. Chile is the largest producer of copper concentrate. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. Output has fallen particularly sharply in the “African Copperbelt” and in Bougainville, Papua New Guinea.

Zinc

The price of zinc is primarily affected by the global demand for and supply of zinc.

Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of worldwide zinc demand. The galvanized steel sector is, in turn, heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is affected by current and previous price levels, which influence investment decisions regarding new mines and smelters.

WTI Crude Oil

Crude oil, which is the world’s most actively traded commodity, is the unrefined petroleum that is the basis for gasoline, heating oil, gas oil and other refined petroleum products. There are many types of crude oil, including WTI crude. Changes in prices for crude oil are affected by numerous factors. In particular, demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Crude oil’s major end-use as a refined product is as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.

In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargoes) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Production decisions by the Organization of Oil and Petroleum Exporting Countries also affect crude oil supply and, therefore, crude oil prices. In the event of sudden disruptions in the supplies of oil, such as those caused by war, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic declines in the futures contract process may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

Natural Gas

The price of natural gas is primarily affected by demand for and supply of natural gas. On the demand side, natural gas has become an increasingly popular source of energy in the United States, for both consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. Supply, however, has struggled to keep pace with demand. Broadly speaking, natural gas prices have increased in recent years due to the interaction of a number of factors: a strong growth in demand, competing government policies that encourage use of natural gas but limit access and development of domestic natural gas resources, the lack of infrastructure necessary to bring more natural gas to market, and the declining productivity of existing wells.

Historical Information for Reference Prices

The following table sets forth, for the dates indicated in 2000 through 2005, the Reference Price for each Basket Commodity. The historical values of the Basket should not be taken as an indication of future performance, and no assurance can be given that the value of the Basket Commodities will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes.

Date	Aluminum	Copper	Zinc	WTI Crude	Natural Gas
	$/ton	$/ton	$/ton	$/barrel	$/MMBTU
31-Jan-00	1715.00	1812.00	1121.00	27.64	2.66
29-Feb-00	1596.50	1726.00	1065.50	30.43	2.76
31-Mar-00	1523.00	1728.50	1098.00	26.90	2.95
28-Apr-00	1455.00	1715.00	1157.00	25.74	3.14
31-May-00	1440.00	1735.50	1129.50	29.01	4.36
30-Jun-00	1564.00	1773.50	1148.00	32.50	4.48
31-Jul-00	1543.00	1849.50	1155.00	27.43	3.77
31-Aug-00	1578.00	1900.00	1193.00	33.12	4.78
29-Sep-00	1579.00	1978.00	1185.00	30.84	5.19
31-Oct-00	1469.00	1839.00	1075.50	32.70	4.49
30-Nov-00	1498.00	1814.50	1052.00	33.82	6.59
29-Dec-00	1560.00	1808.50	1021.00	26.80	9.78
31-Jan-01	1737.00	1805.50	1048.00	28.66	5.71
28-Feb-01	1553.00	1738.00	1021.00	27.39	5.24
30-Mar-01	1469.00	1666.00	977.00	26.29	5.03
30-Apr-01	1538.50	1660.00	955.50	28.46	4.70
31-May-01	1499.50	1666.00	914.50	28.37	3.91
29-Jun-01	1437.00	1550.50	870.00	26.25	3.10
31-Jul-01	1378.00	1469.00	837.00	26.35	3.30
31-Aug-01	1377.00	1475.00	824.00	27.20	2.38
28-Sep-01	1319.50	1424.00	782.00	23.43	2.24
31-Oct-01	1267.00	1360.50	753.00	21.18	3.29
30-Nov-01	1430.00	1532.00	762.00	19.44	2.70
31-Dec-01	1335.00	1462.00	767.50	19.84	2.57
31-Jan-02	1355.00	1515.00	767.00	19.48	2.14
28-Jun-02	1364.50	1654.00	796.50	26.86	3.25
31-Jul-02	1310.00	1510.50	757.00	27.02	2.95
30-Aug-02	1293.50	1500.00	761.00	28.98	3.30
30-Sep-02	1280.50	1434.50	735.50	30.45	4.14
31-Oct-02	1337.50	1536.00	775.50	27.22	4.16
29-Nov-02	1378.00	1626.00	808.00	26.89	4.20
31-Dec-02	1344.50	1536.00	749.50	31.20	4.79
31-Jan-03	1427.00	1713.50	798.00	33.51	5.61
28-Feb-03	1459.00	1716.00	800.00	36.60	8.10
31-Mar-03	1350.00	1587.50	763.00	31.04	5.06
30-Apr-03	1356.50	1604.00	763.50	25.80	5.39
30-May-03	1425.00	1683.00	769.50	29.56	6.25
30-Jun-03	1389.00	1644.00	783.50	30.19	5.41
31-Jul-03	1470.00	1769.00	847.00	30.54	4.72
29-Aug-03	1432.00	1746.00	803.00	31.57	4.73
30-Sep-03	1407.50	1794.00	825.00	29.20	4.83
31-Oct-03	1520.00	2057.00	938.00	29.11	4.89
28-Nov-03	1533.00	2073.50	934.50	30.41	4.93
31-Dec-03	1592.50	2321.00	1008.00	32.52	6.19
30-Jan-04	1633.50	2489.00	1021.00	33.05	5.40
27-Feb-04	1702.00	2987.00	1129.50	36.16	5.42
31-Mar-04	1688.50	3067.50	1086.50	35.76	5.93
30-Apr-04	1653.50	2752.00	1028.50	37.38	5.86
31-May-04	1660.50	2830.50	1097.00	39.88	6.44
30-Jun-04	1698.50	2664.50	967.00	37.05	6.16
30-Jul-04	1687.00	2900.00	1019.00	43.80	6.11
31-Aug-04	1688.50	2847.00	960.00	42.12	5.07
30-Sep-04	1823.00	3140.00	1079.00	49.64	6.80
29-Oct-04	1840.00	2951.00	1021.00	51.76	8.73
30-Nov-04	1853.50	3262.00	1164.00	49.13	7.62
31-Dec-04	1964.00	3279.50	1270.00	43.45	6.15
31-Jan-05	1866.00	3275.50	1303.00	48.20	6.32

Date	Aluminum	Copper	Zinc	WTI Crude	Natural Gas
	$/ton	$/ton	$/ton	$/barrel	$/MMBTU
28-Feb-05	1934.50	3405.00	1385.00	51.75	6.73
31-Mar-05	1973.00	3408.00	1349.00	55.40	7.65
29-Apr-05	1806.50	3348.50	1283.00	49.72	6.59
31-May-05	1716.50	3214.00	1252.00	51.97	6.38
30-Jun-05	1716.00	3597.00	1223.00	56.50	6.98
29-Jul-05	1841.50	3775.00	1243.00	60.57	7.89
31-Aug-05	1859.00	3915.00	1360.00	68.94	11.47
30-Sep-05	1857.00	3949.00	1411.00	66.24	13.92
31-Oct-05	1992.00	4091.00	1572.00	59.76	12.21
30-Nov-05	2159.50	4404.50	1112.00	57.32	12.59
12-Dec-05*	2289.00	4610.00	1843.00	61.30	14.84

*	The closing prices and/or values for December 2005 do not reflect the month end.

Source: Bloomberg/Reuters

VALUATION OF THE NOTES

At Maturity

You will receive a cash payment at maturity that is based in part on the basket performance, which may be positive or negative. The Notes are fully principal protected and you will receive at least the full principal amount of your Notes if you hold them to maturity.

At maturity, the cash payment will be equal to the principal amount of your Notes plus the basket return, which may be zero. The “basket return” will be equal to the basket performance times the participation rate times the principal amount of your Notes. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average (which may be positive or negative) of the percentage increase in the value of the Basket Commodities between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity on the initial valuation date

W(i) = Weighting of each Basket Commodity

For a further description of how your payment at maturity will be calculated, see “Specific Terms of the Notes” in this pricing supplement.

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the level of the CPI, the value of the Basket Commodities on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of commodities prices or the CPI, economic, financial, political, regulatory, or judicial events that affect the value of the Basket Commodities or the level of the CPI, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

The annual interest rate on each interest payment date will be the annual percentage change in the CPI as of the month four months prior to the month of the relevant interest payment date (the “reference month”) calculated as follows:

where,

CPI(F) = CPI for the applicable reference month; and

CPI(I) = CPI for the month one year prior to the applicable reference month.

For example, the interest rate for the interest payment date in December, 2006 will reflect the percentage change in the CPI from August 2005 to August 2006. If the interest rate on any interest payment date is zero or negative, then no interest will be paid on the Notes for that interest payment date.

For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. The day count fraction will be equal to 30 days in an interest period divided by 360. No interest calculation adjustments will be made in the event an interest payment date is not a business day.

Interest Payment Dates

Interest on the Notes will be payable monthly in arrears, commencing on                     , 2006 and ending on                     , 2011. If any such day is not a business day, interest will be payable on the first following day that is a business day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a business day.

Interest Periods

The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date (which is February 28, 2006). Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive the full principal amount of your Notes at maturity.

At maturity, the cash payment will be equal to the principal amount of your Notes plus the basket return, which may be zero. The “basket return” will be equal to the basket performance times the participation rate times the principal amount of your Notes. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Commodities between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity on the initial valuation date

W(i) = Weighting of each Basket Commodity

The method of determination for the Reference Price for each Basket Commodity is specified under “– Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Price” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day, unless that day falls in the next calendar month, in which case the maturity date will be the first preceding day that is a business day. If the fifth business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the fifth business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Record Dates for Interest

The regular record date relating to an interest payment date for the Notes will be the date 15 calendar days prior to the interest payment date, whether or not that date is a business day. For the purpose of determining the record holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day.

CPI

The “CPI” is the “Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Customers (CPI-U)” published by the Bureau of Labor Statistics of the U.S. Department of Labor and displayed on Bloomberg as “CPURNSA Index”.

If by 3:00 p.m. on the first day of any interest period the CPI is not reported on Bloomberg or on any successor service for any relevant month, but has been otherwise published by the Bureau of Labor Statistics, the Calculation Agent will determine the CPI as published by the Bureau of Labor Statistics using such other source as on its face appears to accurately set forth the CPI as published by the Bureau of Labor Statistics. If the CPI for the reference month is subsequently revised by the Bureau of Labor Statistics, the calculation agent will continue to use the CPI initially published by the Bureau of Labor Statistics on the first day of such interest period.

Changes in the Base Reference Period

As discussed above, the CPI is expressed in relative terms based on a reference period for which the level is set at 100. The base reference period currently used by the Bureau of Labor Statistics is 1982–1984. An increase in the price of the fixed market basket of goods and services of 16.5 percent from that period would be shown as 116.5. The Bureau of Labor Statistics rebases the CPI on occasion. The CPI was last rebased in January 1988, prior to which the standard reference base was 1967 = 100. If the Bureau of Labor Statistics rebases the CPI during the time the Notes are outstanding, the calculation agent will continue to calculate inflation using 1982–1984 as the base reference period for so long as the current CPI continues to be published.

Any such conversion by the Bureau of Labor Statistics to a new reference base will not affect the measurement of the percent changes in the CPI from one time period to another, except for rounding differences. Rebasing might affect the published “headline” number often quoted in the financial press, but the inflation calculation for the Notes should not be adversely affected by any such rebasing because the CPI based on 1982–1984 will be calculated using the percentage changes of the rebased CPI.

Discontinuance of the CPI or Alteration in the Method of Calculation

If the CPI is not published while the Notes are outstanding because the CPI has been discontinued, or if the manner in which the CPI is calculated is substantially altered while the Notes are outstanding, a substitute index may be chosen to replace the CPI for the purpose of determining interest payable on the Notes. The substitute index will be the index chosen by the Secretary of the Treasury, pursuant to 62 Federal Register 846-874 (January 6, 1997), for the purpose of determining the interest rates payable on the Department of the Treasury’s Inflation-Linked Treasuries. If no such securities are outstanding, the substitute index will be chosen by the calculation agent in good faith and in accordance with the general market practice prevailing at the time.

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

The Reference Price for each Basket Commodity (each a “Reference Price”) will be determined as described below:

•	Aluminum – The official cash settlement price per ton of High Grade Primary Aluminum on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOAHDY or on Reuters as MAL0.

•	Copper – The official cash settlement price per ton of Copper–Grade A on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOCADY or on Reuters as MCU0.

•	Zinc – The official cash settlement price per ton of Special High Grade Zinc on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOZSDY or on Reuters as MZN0.

•	WTI Crude – The closing settlement price per barrel of West Texas Intermediate Light Sweet Crude Oil on the NYMEX of the futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg as CL1 or on Reuters as CLc1.

•	Natural Gas – The closing settlement price per MMBTU of Natural Gas on the NYMEX of the Henry Hub Natural Gas futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg as NG1 or on Reuters as NGc1.

Reference Prices on the Initial Valuation Date

	Aluminum	Copper	Zinc	WTI Crude	Natural Gas
	$/ton	$/ton	$/ton	$/barrel	$/MMBTU

C(i) Initial

Adjustments to the Basket and Reference Prices

Basket Commodities

The composition of the basket and/or the method of determining the Reference Price for a Basket Commodity may be adjusted from time to time by the calculation agent, as follows:

•	In the event that an official closing price is not available for a Basket Commodity for whatever reason, including any discontinuance of trading in the relevant contract by the relevant Commodities Exchange, then the calculation agent may take such action, including adjustments to the basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Commodity is discontinued by the relevant Commodities Exchange, the calculation agent may determine such Reference Price for that Basket Commodity by reference to another contract for the Basket Commodity traded on another exchange or to its bid for the Basket Commodity for delivery on the final valuation date.

•	In the event that the terms of any contract used for determining the Reference Price of any Basket Commodity are changed in a material respect by the relevant Commodities Exchange, the calculation agent may take such action, including adjustments to the basket or to the method of determining the Reference Price of that Basket Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, prior to the final valuation date. No such adjustment will be made other than in accordance with the above. See “Risk Factors” in this pricing supplement for a description of certain conflicts of interest which may arise with respect to the calculation agent.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described above, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the calculation of the basket return be postponed by more than ten business days.

If the calculation of the basket return is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the basket return will be calculated by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event.

Any of the following in connection with a Basket Commodity, as applicable, will be a market disruption event:

•	Price Source Disruption. The failure of the price source to announce or publish the Reference Price for a Basket Commodity or the temporary or permanent discontinuance or unavailability of the price source;

•	Trading Suspension. The material suspension of trading in any exchange traded futures contracts that is used by the calculation agent to determine a Reference Price;

•	Disappearance of Reference Price. The failure of trading to commence, or the permanent discontinuation of trading (but not a mere decision to permanently discontinue trading), in the relevant futures or forward contracts on the relevant exchange or the disappearance of trading in the relevant Basket Commodity;

•	Trading Limitation. A material limitation imposed on trading in the futures or forward contract for the relevant Basket Commodity or in any additional futures contract, options contract or commodity on any exchange or principal trading market as specified in the relevant agreement or confirmation;

or in any of these events, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange; or

•	a decision to permanently discontinue trading (without any implementation of such decision) in the option or futures (and forward) contracts relating to any Basket Commodity (see “– Adjustments to the Basket and Reference Price” above).

For this purpose, an “absence of trading” in the primary exchange on which option or futures or forward contracts related to any commodity are traded will not include any time when that exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close, except in the case of a Market Disruption Event as described in the next paragraph.

When referring to a business day in “Specific Terms of the Notes – Market Disruption Event”, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

Modified Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “Interest Payment Dates” and “Maturity Date” above.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the reference price of the CPI, the interest payable in respect of your Notes on each interest payment date, Reference Price of the Basket Commodities, market disruption events, business days, the default amount, the basket performance, the basket return, the amount payable in respect of your Notes at maturity and any other calculations or determinations to be made by the calculation agent as specified herein. If the CPI is discontinued or the way in which the CPI is calculated is substantially altered, the calculation agent may be required to choose a substitute index; see “Specific Terms of the Notes – Discontinuance of the CPI or Alteration in the Method of Calculation” in this pricing supplement. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes and prior to or on the initial valuation date, we or our affiliates expect to enter into hedging transactions involving purchases of inflation-linked United States treasury bonds or other inflation-linked instruments and/or the Basket Commodities or instruments included in or linked to the Basket Commodities. Such instruments may also include listed and/or over-the-counter options or futures or forwards on the Basket Commodities. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of any of the Basket Commodities or the CPI,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market commodities or indices, or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of inflation-linked United States treasury bonds and/or other inflation-linked instruments, Basket Commodities, listed or over-the-counter options or futures or forwards on Basket Commodities, or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Commodities or other components of the commodities market or of the CPI or other relevant indicators of inflation.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2005. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June, 2005
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of £1 each	1
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each	80,000
Authorised preference share capital – shares of €100 each	400
Ordinary shares – issued and fully paid shares of £1 each	2,311,361
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	—
Preference shares – issued and fully paid shares of €100 each	240

£ million
Group total shareholders’ equity
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	400
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479

Shareholders’ equity (excluding minority interests)	21,850
Minority interests (1)	200

Total Shareholders’ equity	22,050

Group indebtedness (2)
Subordinated liabilities
Undated loan capital — non-convertible	4,366
Dated loan capital — convertible to preference shares	13
Dated loan capital — non-convertible(3)	6,930
Debt securities in issue(4)	93,328

Total indebtedness	104,637

Total capitalisation and indebtedness	126,687

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503

Total contingent liabilities	44,477

NOTES:

(1)	ON THE BASIS OF BARCLAYS BANK PLC’S INTERNAL UNAUDITED IFRS FIGURES, MINORITY INTERESTS HAD INCREASED TO £ AS AT 31ST OCTOBER 2005. THIS INCREASE PRIMARILY AROSE AS A RESULT OF THE TRANSACTION TO ACQUIRE A MAJORITY STAKE IN ABSA GROUP LIMITED.

(2)	“GROUP INDEBTEDNESS” INCLUDES INTEREST ACCRUED AS AT 30TH JUNE 2005 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS.

(3)	ON SEPTEMBER 9TH 2005, BARCLAYS BANK PLC ISSUED $500,000,000 CALLABLE FLOATING RATE SUBORDINATED NOTES DUE 2017.

(4)	ON THE BASIS OF BARCLAYS BANK PLC’S INTERNAL UNAUDITED IFRS FIGURES, THE AMOUNT OF DEBT SECURITIES IN ISSUE INCREASED FROM £93 BILLION TO APPROXIMATELY £106 BILLION BETWEEN 30TH JUNE 2005 AND 31ST OCTOBER 2005. THIS REPRESENTS AN INCREASE OF APPROXIMATELY 14%.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules could require you to include amounts in taxable income in excess of the amount actually received. Such excess amounts will be available to offset subsequent income inclusions or as an ordinary loss upon maturity of your Note. See “Adjustments to Interest Accruals on the Notes” below. Amounts included in income with respect to your Note will be interest income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. holder. Under the foreign tax credit rules, interest accrued in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” income, while interest accrued in taxable years beginning after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

We have determined that the comparable yield is         %, compounded annually. You may obtain the projected payment schedule by submitting a written request for it to Director, Barclays Tax, Barclays Capital, 200 Cedar Knolls Road, 3rd Floor, Whippany, New Jersey 07981. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. It is conceivable that the internal Revenue Service may challenge our determination of the projected payment schedule.

Adjustments to Interest Accruals on the Notes

To the extent that an actual interest payment on the Notes for any year differs from the projected payment for that year, an adjustment will be made to taxable income for that year. If you receive a payment with respect to the Notes that exceeds the projected payments for that year, you will incur a net positive adjustment equal to the amount of such excess. The net positive adjustment will be treated as additional interest income for that year.

If the actual interest payment with respect to the Notes for any taxable year is less than the projected payment for that year, you will incur a net negative adjustment equal to the amount of the deficit. A net negative adjustment will:

•	first, reduce the amount of interest income required to be accrued for the current year;

•	second, any excess net negative adjustment will be treated as ordinary loss to the extent of your total prior interest inclusions with respect to the Notes (which includes any prior net positive adjustments), reduced to the extent such interest inclusions have been offset by prior net negative adjustments; and

•	third, any excess net negative adjustments will be treated as a negative adjustment in one or more succeeding taxable years, and, if not used by the time the Notes are sold or mature, will be treated as a reduction in the amount realized on sale or exchange of the Notes.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any,

between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued in accordance with the comparable yield (determined without regard to any previous net positive or negative adjustments) and decreased by the projected amount of any contingent payment previously made with respect to your Note.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Information Reporting and Backup Withholding

Please see the discussion “Tax Considerations - United States Taxation - U.S. Holders - Information Reporting and Backup Withholding” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment on or about                 , 2005, which is the fifth business day following the date of this pricing supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. According, purchasers who wish to trade Notes on the date this pricing supplement or the next five succeeding business day will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$

BARCLAYS BANK PLC

PRINCIPAL PROTECTED FLOATING RATE NOTES DUE                     , 2011

WITH COUPONS LINKED TO THE CONSUMER PRICE INDEX AND

PAYMENT AT MATURITY LINKED TO A DIVERSIFIED COMMODITIES BASKET

PRICING SUPPLEMENT

                                         , 2005

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital